UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE13G*


              Under the Securities Exchange Act of 1934



                      PAR TECHNOLOGY CORPORATION
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                           (Name of Issuer)

                                Common
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                    (Title of Class of Securities)

                              698884103
                          -----------------
                            (CUSIP Number)


			   December 31, 2011
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       (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    /x/ Rule 13d-1(b)
    /x/ Rule 13d-1(c)
    / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1745 (3-98)

CUSIP No. 698884103
--------------------

   1.  Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only)

        WEDBUSH, Inc.
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   2.   Check the Appropriate Box if a Member of a Group
   	(See Instructions)

       (a) /x/
       (b) / /
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   3.   SEC Use Only
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   4.   Citizenship or Place of Organization

        California
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     Number of Shares  5. Sole Voting Power                   430,085
     Beneficially by   ----------------------------------------------
     Owned by Each     6. Shared Voting Power                 737,332
     Reporting         ----------------------------------------------
     Person With:      7. Sole Dispositive Power              430,085
                       ----------------------------------------------
                       8.Shared Dispositive Power             851,224

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   9.  Aggregate Amount Beneficially Owned by Each Reporting Person

       851,224
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   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        //
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   11.  Percent of Class Represented by Amount in Row (9)

        5.62%
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   12.  Type of Reporting Person (See Instructions)

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        CO

CUSIP No. 698884103
--------------------

    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Edward W. Wedbush
---------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group
        (See Instructions)

        (a) /x/
        (b) / /
---------------------------------------------------------------------
   3.   SEC Use Only
---------------------------------------------------------------------
   4.   Citizenship or Place of Organization

        United States of America
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     Number of Shares     5. Sole Voting Power           270,353
     Beneficially by   ----------------------------------------------
     Owned by Each        6. Shared Voting Power         737,332
     Reporting         ----------------------------------------------
     Person With:         7. Sole Dispositive Power      270,353
                       ----------------------------------------------
                          8.Shared Dispositive Power     851,224

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   9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        851,224
---------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        //
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)

        5.62%
---------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)

---------------------------------------------------------------------
        IN

CUSIP No. 698884103
--------------------

    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Wedbush Securities, Inc.
---------------------------------------------------------------------
   2.    Check the Appropriate Box if a Member of a Group
         (See Instructions)

          (a) /x/
          (b) / /
---------------------------------------------------------------------
   3.   SEC Use Only
---------------------------------------------------------------------
   4.   Citizenship or Place of Organization

        California
---------------------------------------------------------------------
     Number of Shares    5. Sole Voting Power              36,894
     Beneficially by   ----------------------------------------------
     Owned by Each       6. Shared Voting Power           737,332
     Reporting         ----------------------------------------------
     Person With:        7. Sole Dispositive Power         36,894
                       ----------------------------------------------
                         8.Shared Dispositive Power       851,224

---------------------------------------------------------------------
   9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        851,224
---------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        / /
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)

        5.62%
---------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)
---------------------------------------------------------------------

        BD

Cusip No. 698884103           PAR TECHNOLOGY CORPORATION

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Item 1. Name and Address of Issuer.

(a) This statement relates to the shares of the common stock of PAR TECHNOLOGY CORPORATION ("Issuer").

(b)   Issuer's address: 8383 Seneca Turnpike
      New Hartford, NY  13413-4991


Item 2. Filers

(a)   This statement is filed by WEDBUSH, Inc. ("WI"),
      Edward W. Wedbush ("EWW"), and Wedbush Securities Inc ("WS").

(b)   Business address of the above filers are as follows:
      WI - 1000 Wilshire Blvd., Los Angeles, CA 90017-2457
      EWW - P.O. Box 30014, Los Angeles, CA 90030-0014
      WS - P.O. Box 20014, Los Angeles CA 90030-0014

(c) WI is a California corporation. EWW is a citizen of the United States of America. WS is a California corporation

(d)   Common stock

(e)   698884103


Item 3. Classification of Filers

(a)        WI is a control person

(b) - (j)   Not applicable

(g)         WS is a broker/dealer

Item 4. Ownership

(a) WI has sole ownership of 430,085 Shares of the Issuer, and EWW has sole ownership of 270,353 Shares; WS has sole ownership of 36,894 shares.

(b)   Of the Shares outstanding, WI owns approximately 2.84%;
      EWW owns approximately 1.78%; and WS owns 0.24%

(c)   Number of Shares as to which the filer has:

      (i) Sole power to vote: WI has sole power to vote on 430,085 Shares; EWW has 270,353 sole Shares; and WS has 36,894 sole Shares.

      (ii) Shared power to vote: WI has 737,332 Shares; EWW has 737,332 Shares; and WS has 737,332.

      (iii) Sole power to dispose: WI has sole power to dispose on 430,085 Shares; EWW has 270,353 Shares to dispose; and WS has 36,894 to dispose.

      (iv)  Shared power to dispose;  WI has 851,224 Shares;
            EWW has 851,224 Shares; and WS has 851,224.

Item 5. Ownership of Five Percent or Less of a Class.

     	If this statement is being filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

Item 6. Ownership of More Than Five Percent on Behalf of Another.

        Not applicable.

Item 7. Identification and Classification of Subsidiary which
        Acquired the Securities Being Reported on by the Parent
        Holding Company.

     	Not Applicable.

Item 8.     Identification and Classification of Members of a Group.

Name                           Category    No.ofShares     Percentage

WEDBUSH, Inc.                     CO         430,085         2.84%
Edward W. Wedbush                 IN         270,353         1.78%
Wedbush Securities, Inc		  BD	      36,894         0.24%

EWW is the chairman of WI. EWW owns a majority of the outstanding Shares of WI. EWW is the President of WS. WI owns all of the shares of WS. Accordingly, EWW may be deemed the beneficial owner of the Issuer's Shares owned by WI. However, beneficial ownership of the Issuer's Shares is hereby disclaimed by EWW.


Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                              Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          WEDBUSH, Inc.


2/9/2012
---------------------------
Date

ERIC D. WEDBUSH
------------------
Eric D. Wedbush
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Signature

ERIC D. WEDBUSH
------------------
Eric D. Wedbush/ President
---------------------------
Name/Title



         Edward W. Wedbush


2/9/2012
---------------------------
Date

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Signature

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Name/Title

        Wedbush Securities, Inc.



2/9/2012
---------------------------
Date

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Signature


Edward W. Wedbush/ President
---------------------------
Name/Title